UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.    20549

FORM T-1

STATEMENT OF ELIGIBILITY

UNDER THE TRUST INDENTURE ACT OF 1939

OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

☒	CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE PURSUANT TO SECTION 305(b)(2)

DEUTSCHE BANK TRUST COMPANY AMERICAS

(formerly BANKERS TRUST COMPANY)

(Exact name of trustee as specified in its charter)

NEW YORK	13-4941247
(Jurisdiction of Incorporation or organization if not a U.S. national bank)	(I.R.S. Employer Identification no.)

60 WALL STREET NEW YORK, NEW YORK	10005
(Address of principal executive offices)	(Zip Code)

Deutsche Bank Trust Company Americas

Attention: Catherine Wang

Legal Department

60 Wall Street, 36th Floor

New York, New York 10005

(212) 250-7544

(Name, address and telephone number of agent for service)

Ally Auto Receivables Trust 2018-1

(Exact name of obligor as specified in its charter)

C/O BNY Mellon Trust of Delaware, 301 Bellevue Parkway, 3rd Floor, Wilmington, DE 19809	38-7198651
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

Copies To:

Debt Securities

(Title of the Indenture securities)

Item 1.	General Information.

Furnish the following information as to the trustee.

(a)	Name and address of each examining or supervising authority to which it is subject.

Name	Address

Federal Reserve Bank (2nd District)	New York, NY
Federal Deposit Insurance Corporation	Washington, D.C.
New York State Banking Department	Albany, NY

(b)	Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2.	Affiliations with Obligor.

If the obligor is an affiliate of the Trustee, describe each such affiliation.

NONE.

Item 3. - 15.	Not Applicable

Item 16.	List of Exhibits.

Exhibit 1 -	Restated Organization Certificate of Bankers Trust Company dated August 6, 1998, Certificate of Amendment of the Organization Certificate of Bankers Trust Company dated September 25, 1998, Certificate of Amendment of the Organization Certificate of Bankers Trust Company dated December 16, 1998, and Certificate of Amendment of the Organization Certificate of Bankers Trust Company dated February 27, 2002—Incorporated herein by reference to Exhibit 1 filed with Form T-1 Statement, Registration No. 333-157637-01.

Exhibit 2 -	Certificate of Authority to commence business—Incorporated herein by reference to Exhibit 2 filed with Form T-1 Statement, Registration No. 333-157637-01.

Exhibit 3 -	Authorization of the Trustee to exercise corporate trust powers—Incorporated herein by reference to Exhibit 3 filed with Form T-1 Statement, Registration No. 333-157637-01.

Exhibit 4 -	Existing By-Laws of Deutsche Bank Trust Company Americas, as amended on April 15, 2002 business—Incorporated herein by reference to Exhibit 4 filed with Form T-1 Statement, Registration No. 333-157637-01.

Exhibit 5 -	Not applicable.

Exhibit 6 -	Consent of Bankers Trust Company required by Section 321(b) of the Act.—business—Incorporated herein by reference to Exhibit 6 filed with Form T-1 Statement, Registration No. 333-157637-01.

Exhibit 7 -	The latest report of condition of Deutsche Bank Trust Company Americas dated as of September 30, 2017. Copy attached.

Exhibit 8 -	Not Applicable.

Exhibit 9 -	Not Applicable.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, Deutsche Bank Trust Company Americas, a corporation organized and existing under the laws of the State of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York, and State of New York, on this 19th day of January, 2018.

DEUTSCHE BANK NATIONAL TRUST COMPANY FOR DEUTSCHE BANK TRUST COMPANY AMERICAS

/s/ Michele H.Y. Voon .
By:	Name: Michele H.Y. Voon
Title: Vice President

Board of Governors of the Federal Re6.etw System OMS Number 71~0036    Federal Deposit muranoeCcr’poratlon OMS Number 3064-0052    Of the o f the Controller of the Currency OMS Number 1557·0081    Approval elq:lires MarCh 31, 2020    Page 1 of85 Federal Financial Institutions Examination Council    Consolidated Reports of Condition and Income for    a Bank with Domestic Offices Only-FFIEC 041 Report at the close of business September 30, 2017 ___, ,2*01H;7-“i09ii1’3”-o    (RCON9999)    This report is required by law: 12 U.S.C . § 324 (State member Unless the context indicates o therwise, the term “bank” in this banks); 12 U.S .C . §1817 (State no member banks); 12 U.S.C . § 161 report form refers to both banks and savings associations. (National banks); and 12 U.S .C. §1464 (Savings associations).    This report form is to be filed by banks with domestic offices only    except those banks that file the FFIEC 051. Banks with foreign    offices (as defined in the instructions) must file FFIEC 031. NOTE: Each bank’s board of directors a nd senior management are schedules) for this report date have been prepared in confor- respo nsible for establishing and maintaining an effective system of mance with the instructions issued by the appropriate Federal internal control, including controls over the Reports of Cond itio n and regulatory authority and are true and correct to the best of my Income . The Reports of Condition a nd Income are to be prepared in knowledge and belief.    accordance with federal regulatory authority instructions. The Reports    of Cond itio n a nd Income must be signed by the C hief Financial We, the undersigned directors (trustees), attest to the correctness Officer (CFO) of the reporting bank (or by the individual performing an of the Reports of Condition and Income (including the supporting equivalent function) a nd attested to by not less than two directors schedules) for this report date and declare that the Reports of (trustees) for state no member banks and three directors for state Condition and Income have been examined by us and to the best member banks, national banks, and savings associations . of our knowledge and belief have been prepared in conformance    w ith the instructions issued by the appropriate Federal regulatory I, the undersigned CFO (o r equivalent) of the named bank, attest authority and are true and correct.    that the Reports o f Condition and Income (including the supporting    Director (Trustee)    Signature of Chief Financial Offcier (or Equivalent) Director (Trustee)    10/27/2017    Date of Signature Director (Trustee)    Submission of Reports    Each bank must file its Reports o f Condition and Income (Call To fulfill the sig nature and attestation requirement for the Reports Report) data by either: of Condition and Income for this report date, attach your bank’s    completed signature page (or a photocopy o r a computer gener- (a) Using computer software to prepare its Call Report and then a ted version of this page) to the hard- copy record of the data file submitting the report data d irectly to the FFIEC’s Central Data submitted to the CDR tha t your bank must place in its files. Repostlory (COR), a n Internet-based system for data collection (https://cdr.ffiec.gov/cdr/), o r The appearance of your bank’s hard-copy record o f the submitted (b) Completing its Call Report in paper form and arranging with a data file need not match exactly the appearance of the FFIEC’s software vendor or another party to convert the data into the sample report forms, but should show at least the caption of each electronic format that can be processed by the CDR. The Call Report item and the re ported amount.    software vendor or other party the n must e lectronically submit    the bank’s data file to the COR. OEUTSC HE BANK T RUST COMPANY A MERICAS    Legal Title of Bank (RSSD 9017)    For technical assistance with submissions to the CDR, please    contact the COR Help Desk by telephone at (888) COR-311 1, by -;N<;e;;,w7,\York,—————————— fax a t (703) 774-3946, or by e-mail at COR.Help@ffiec.gov. City (RSSD 9130)    FDIC Certificate Number 623 NY    (RSSD9050) Slate Abbreviation (RSSD 9200) Zip Code (RSSD 9220)    (RCON 9224) The estimated average burden sssoda:ed with this Information COllection is 74.9 hOurs per respondent and Is expected to V8tt’f by lnstilution, depending on Individual clrcumsl8nces. Burden estimates Include the llme for reYie~ng lnstruc1ions, gathering and m.ain.l81nlng data In the required form, and completing lhe Information COllection, but exc:tude the time for oomplllng and maintaining business reoocds In lhe normal course o f a respondent’s ac11\l\11es. A Federal agency may not conduct or sponS«, and an Otganlza6on (or a person) is not required to respond 10 a COllection of information. unless 11 displays a currenty valid OMB contrOl number. Comments ocncernlng the accuracy of ltlls burden estimate and wggesjoos for reducing this burden Shoo~ be directed to the Ofice of Information and Regulatory Affairs, Offioe of Management aod Budget, Wa~ . DC 20503, and to one o f the following: Secretary. Board of Governors of lhe Federal Reser\‘e System, 20th and C SWeets. NIN. WaShllngton. DC 20551: Lt9slatve and RegJiatoty Analysis OMslon, Office of the Comptroller of lhe CUrrency, WaShllngton. DC 20219; As’Sistan1 Executve Secretary. Federal Deposit hSuranoe Coporatlon. Washington, DC 20429.                09120 17

FFIEC 041
Page 15 of 85
RC-1

Consolidated Report of Condition for Insured Banks and Savings Associations for September 30, 2017

All schedules are to be reported in thousands of dollars. Unless otherwise indicated, report the amount outstanding as of the last business day of the quarter.

Schedule RC—Balance Sheet

Dollar Amounts in Thousands	RCON	Amount	RCON	Amount	
Assets					
1. Cash and balances due from depository institutions (from Schedule RC-A):					
a. Noninterest-bearing balances and currency and coin (1)			0081	34,000	1.a.
b. Interest-bearing balances (2)			0071	20,482,000	1.b.
2. Securities:					
a. Held-to-maturity securities (from Schedule RC-B, column A)			1754	**0**	2.a.
b. Available-for-sale securities (from Schedule RC-B, column D)			1773	**0**	2.b.
3. Federal funds sold and securities purchased under agreements to resell:					
a. Federal funds sold			B987	0	3.a.
b. Securities purchased under agreements to resell (3)			B989	12,000,000	3.b.
4. Loans and lease financing receivables (from Schedule RC-C):					
a. Loans and leases held for sale			5369	0	4.a.
b. Loans and leases held for investment	B528	9,746,000			4.b.
c. LESS: Allowance for loan and lease losses	3123	**18,000**			4.c.
d. Loans and leases held for investment, net of allowance (item 4.b minus 4.c)			B529	**9,728,000**	4.d.
5. Trading assets (from Schedule RC-D)			3545	**0**	5.
6. Premises and fixed assets (including capitalized leases)			2145	13,000	6.
7. Other real estate owned (from Schedule RC-M)			2150	**0**	7.
8. Investments in unconsolidated subsidiaries and associated companies			2130	0	8.
9. Direct and indirect investments in real estate ventures			3656	0	9.
10. Intangible assets:					
a. Goodwill			3163	0	10.a.
b. Other intangible assets (from Schedule RC-M)			0426	**25,000**	10.b.
11. Other assets (from Schedule RC-F)			2160	**1,043,000**	11.
12. Total assets (sum of items 1 through 11)			2170	**43,325,000**	12.
Liabilities					
13. Deposits:					
a. In domestic offices (sum of totals of columns A and C from Schedule RC-E)			2200	**32,086,000**	13.a.
(1) Noninterest-bearing (4)	6631	27,130,000			13.a.(1)
(2) Interest-bearing	6636	4,956,000			13.a.(2)
b. Not applicable					
14. Federal funds purchased and securities sold under agreements to repurchase:					
a. Federal funds purchased (5)			B993	774,000	14.a.
b. Securities sold under agreements to repurchase (6)			B995	0	14.b.
15. Trading liabilities (from Schedule RC-D)			3548	**0**	15.
16. Other borrowed money (includes mortgage indebtedness and obligations under capitalized leases) (from Schedule RC-M)			3190	**165,000**	16.
17. and 18. Not applicable					
19. Subordinated notes and debentures (7)			3200	0	19.
20. Other liabilities (from Schedule RC-G)			2930	**1,337,000**	20.
21. Total liabilities (sum of items 13 through 20)			2948	**34,362,000**	21.
22. Not applicable					

1. Includes cash items in process of collection and unposted debits.
2. Includes time certificates of deposit not held for trading.
3. Includes all securities resale agreements, regardless of maturity.
4. Includes noninterest-bearing demand, time, and savings deposits.
5. Report overnight Federal Home Loan Bank advances in Schedule RC, item 16, "Other borrowed money."
6. Includes all securities repurchase agreements, regardless of maturity.
7. Includes limited-life preferred stock and related surplus.

09/2017

FFIEC 041
Page 16 of 85
RC-2

Schedule RC—Continued

Dollar Amounts in Thousands	RCON	Amount	
Equity Capital			
Bank Equity Capital			
23. Perpetual preferred stock and related surplus	3838	0	23.
24. Common stock	3230	2,127,000	24.
25. Surplus (exclude all surplus related to preferred stock)	3839	610,000	25.
26. a. Retained earnings	3632	6,227,000	26.a.
b. Accumulated other comprehensive income (1)	B530	(1,000)	26.b.
c. Other equity capital components (2)	A130	0	26.c.
27. a. Total bank equity capital (sum of items 23 through 26.c)	3210	**8,963,000**	27.a.
b. Noncontrolling (minority) interests in consolidated subsidiaries	3000	0	27.b.
28. Total equity capital (sum of items 27.a and 27.b)	G105	**8,963,000**	28.
29. Total liabilities and equity capital (sum of items 21 and 28)	3300	**43,325,000**	29.

Memoranda

To be reported with the March Report of Condition.

	RCON	Number	
1. Indicate in the box at the right the number of the statement below that best describes the most comprehensive level of auditing work performed for the bank by independent external auditors as of any date during *2016*	6724	NA	M.1.

1a = An integrated audit of the reporting institution's financial statements and its internal control over financial reporting conducted in accordance with the standards of the American Institute of Certified Public Accountants (AICPA) or Public Company Accounting Oversight Board (PCAOB) by an independent public accountant that submits a report on the institution

1b = An audit of the reporting institution's financial statements only conducted in accordance with the auditing standards of the AICPA or the PCAOB by an independent public accountant that submits a report on the institution

2a = An integrated audit of the reporting institution's parent holding company's consolidated financial statements and its internal control over financial reporting conducted in accordance with the standards of the AICPA or the PCAOB by an independent public accountant that submits a report on the consolidated holding company (but not on the institution separately)

2b = An audit of the reporting institution's parent holding company's consolidated financial statements only conducted in accordance with the auditing standards of the AICPA or the PCAOB by an independent public accountant that submits a report on the consolidated holding company (but not on the institution separately)

3 = This number is not to be used

4 = Directors' examination of the bank conducted in accordance with generally accepted auditing standards by a certified public accounting firm (may be required by state-chartering authority)

5 = Directors' examination of the bank performed by other external auditors (may be required by state-chartering authority)

6 = Review of the bank's financial statements by external auditors

7 = Compilation of the bank's financial statements by external auditors

8 = Other audit procedures (excluding tax preparation work)

9 = No external audit work

To be reported with the March Report of Condition.

	RCON	Date	
2. Bank's fiscal year-end date (report the date in MMDD format)	8678	NA	M.2.

1. Includes, but is not limited to, net unrealized holding gains (losses) on available-for-sale securities, accumulated net gains (losses) on cash flow hedges, and accumulated defined benefit pension and other postretirement plan adjustments.
2. Includes treasury stock and unearned Employee Stock Ownership Plan shares.

03/2017